VIA EDGAR

January 26, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Joel Parker, Accounting Branch Chief

Re:	Impax Laboratories, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
File No. 001-34263

Ladies and Gentlemen:

This letter is being provided by Impax Laboratories, Inc. (the “Company”) in response to the comments on the Company’s above-referenced filing set forth in the comment letter from the Staff of the Division of Corporation Finance (the “Staff”), dated January 9, 2015 (the “Comment Letter”).

We have carefully reviewed the Staff’s comments and our responses are set forth below. To facilitate the Staff’s review, each comment, which is reproduced in bold type and followed by our response, appears under the same caption(s) and has the same number given it in the Comment Letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Use of Estimates, page 54

1.	We acknowledge your response to comment 1. Please address the following:
●

Explain how you ensure that the rate of historical provisions were reasonable and were not overstated or understated. It is not clear how gross to net deductions as a percent of gross sales indicate the accuracy of the reserves, since such amount includes provisions for the current period sales and adjustments for the prior period provisions. Furthermore, it is also not clear how a comparison of the accruals versus payments would indicate the accuracy of the reserves, since such analysis does not take into account the periods that the accruals and payments relate;

●

You state that you consider the inventory on hand at the major drug wholesalers when estimating provisions for chargebacks and indirect sales rebates. Please clarify whether you only record provisions for chargebacks and indirect sales rebates relating to products sold through the major drug wholesalers. If so, explain why this is appropriate;

●

Quantify the percentage variance and its financial impact of the actual to estimated inventory return rate of lots that closed during the years presented. To the extent that the financial impact of the variance was material, explain the reason for this variance; and

●	Quantify the amount of time it generally takes from when you recognize the revenues to when you issue chargeback and return credits.

RESPONSE:

Explain how you ensure that the rate of historical provisions were reasonable and were not overstated or understated. It is not clear how gross to net deductions as a percent of gross sales indicate the accuracy of the reserves, since such amount includes provisions for the current period sales and adjustments for the prior period provisions. Furthermore, it is also not clear how a comparison of the accruals versus payments would indicate the accuracy of the reserves, since such analysis does not take into account the periods that the accruals and payments relate;

The Company ensures that its historical provisions are reasonable and were not overstated or understated by consistently following the procedures outlined in the Company’s first response letter to the Staff dated December 10, 2014 (“December 2014 Response Letter”) as well as adhering to the Company’s internal controls in executing those procedures for which it has not had any significant internal control deficiencies noted. While the Company describes its reserves as a percentage of sales in its public filings, there are much more detailed calculations used to support each charge and related accrual. As set forth in the following details, the Company’s analysis does compare the accruals by period and actual payment related to that period.

The table below and the subsequent walk-through of the Company’s calculation procedures performed on typical sales transactions are meant to demonstrate the sufficiency of the Company’s provisioning process.

The table below reconciles gross and net sales (in thousands):

	YTD 9/30/2014		2013

Gross Sales	$1,050,356		$1,145,118

Chargebacks	$348,775	33.2%	$389,707	34.0%
Rebates	$193,052	18.4%	$193,288	16.9%
Cash Discounts	$24,438	2.3%	$25,674	2.2%
Returns	$10,548	1.0%	$11,015	1.0%
Other, net	$27,021	2.6%	$29,882	2.6%
Total Deductions	$603,834		$649,566

Net Product Sales	$446,522		$495,552

●

Chargebacks – There are three large wholesalers who account for 97% of all chargebacks from whom the Company receives on hand inventory data, with the remaining 3% representing smaller wholesalers where the Company estimates the on hand inventory levels. Sales to wholesalers represent 75% of the Company’s total product sales. The remaining 25% of the Company’s product sales are predominantly direct sales to retailers and group purchasing organizations. The sales to direct customers do not create additional chargebacks. The direct rebates that are earned are covered in the rebate analysis below. Furthermore, since the Company uses inventory data provided by the independent wholesalers, the charge is very precise. The Company estimates the chargeback reserve need as follows:

o	For each of the Company’s three large wholesaler customers, the Company receives on hand inventory units by product via electronic data interchange (“EDI”).

o	For each customer/product combination, the Company calculates the average contract price.

o	For each customer/product combination, the Company then calculates the chargeback per unit by taking the wholesaler acquisition cost (“WAC”) price less average contract price.

o

The chargeback per unit times the on hand inventory units for all product combinations (less an allowance for returns) equals the chargeback reserve required for the Company’s three large wholesale customers.

o

The Company includes a supplemental reserve (by product) for the remaining small wholesalers for which the Company does not receive inventory data. This represented approximately 3% of our sales during the nine-month period ended September 30, 2014 and fiscal years 2013, 2012 and 2011 and the Company’s payment experience suggests that the charges were reasonable.

●

Rebates – The Company’s customers have various types of direct and indirect rebate programs which are paid to customers monthly, quarterly and annually. Over 90% of all rebates are monthly and quarterly programs; therefore, a significant majority of rebate claims are received and trued up during the quarter or one quarter after the Company records the sale. The Company tracks all true ups by product family and the 2013 full year adjustment to the Company’s estimate was $2.7 million or 0.3% of the full year gross sales. The Company pays indirect rebates to both wholesale and retail customers and these account for over 90% of total rebates. The other 10% are direct rebates contracted with each customer, so the Company calculates charges on each sale, and the Company’s estimates are very precise. The Company estimates the indirect rebate reserve need as follows:

o	For percentage based programs, the Company takes the customers’ indirect sales dollars times the customer’s rebate percentage (by product).

o	For per unit based programs, the Company takes the customers’ indirect sales units times the customer’s per unit rebate amount (by product).

o	The Company also estimates a pipeline reserve using historical product mix to estimate the future rebate liability for on hand inventory at the wholesalers.

●

Cash Discounts - Over 95% of the Company’s customers qualify for a 2% cash discount when they pay the Company’s invoices promptly according to their payment terms. There is one wholesaler customer that qualifies for a 3% cash discount on all of its generic purchases. There have been no significant variances in this accrual during the nine-month period ended September 30, 2014 and fiscal years 2013, 2012 and 2011.

●

Returns – The Company’s returns policy allows for customers to return expired product anywhere from six months before product expiration to 12 months after expiry. Although returns have the longest time lag amongst all gross to net items, it is the smallest deduction in terms of the percentage of gross sales. In addition, the large majority of the inventory in the supply chain is held at the wholesalers from which the Company receives detailed inventory reports on a monthly basis. The Company estimates its return reserve need as follows:

o

The Company calculates its historical return rates by taking 24 months of recent returns divided by 24 months of lagged sales. The lag used is determined by comparing the lot numbers on returned product back to the shipment dates for those lots. The Company reviews historical returns data every quarter to evaluate the lag from the lot shipment date to the return date. The Company’s historical returns data suggests that the average lag from accrual to issuance of return credit is three months less than the product’s shelf life.

o	The Company also evaluates the inventory held in the supply chain and considers historical return rates to determine the reasonableness of its overall return reserves.

o	The Company uses the lag to determine the period of sales to be reserved at the historical return rate. This calculation is performed on every product and then aggregated by product classification.

o

The change in estimate adjustments taken each year as a result of changes in actual returns experience represented approximately 0.3% of gross sales for the nine months ended September 30, 2014, 0.7% in 2013, 1.3% in 2012 and 2.1% in 2011 (exclusive of recall adjustments). The above changes in estimate adjustments were almost entirely due to lower actual returns experience regarding the Company’s authorized generic Adderall XR and fenofibrate products, as disclosed on page 57 of the Company’s 2013 Annual Report on Form10-K, page 46 of the Company’s 2012 Annual Report on Form 10-K and page 30 of the Company’s 2011 Annual Report on Form 10-K.

●

Other, net – This group of small charges includes distribution service agreement (DSA) fees paid quarterly to the wholesalers whom the Company sells its brand products to and is based on direct purchases times the contractual rate. The Company also provides rebate payments on drugs dispensed under various federal government pricing programs. These are estimated using historical experience of claims submitted by the various jurisdictions, historical payment rates and processing lags. In addition, the Company is obligated to pay certain customers a shelf stock credit when it lowers its prices in exchange for its commitment to continue to purchase the product from the Company. These amounts are generally very small and there have been no significant variances during the nine-month period ended September 30, 2014 and fiscal years 2013, 2012 and 2011.

You state that you consider the inventory on hand at the major drug wholesalers when estimating provisions for chargebacks and indirect sales rebates. Please clarify whether you only record provisions for chargebacks and indirect sales rebates relating to products sold through the major drug wholesalers. If so, explain why this is appropriate;

The term “major” was used in the Company’s December 2014 Response Letter because there are three large wholesalers that account for 97% of all chargebacks. These three wholesalers provide the Company with monthly on hand inventory data while the provision for the remaining 3% is estimated based on historical chargeback levels, as discussed above.

Quantify the percentage variance and its financial impact of the actual to estimated inventory return rate of lots that closed during the years presented. To the extent that the financial impact of the variance was material, explain the reason for this variance;

As described above, the change in estimate adjustments taken each year as a result of changes in actual returns experience represented approximately 0.3% of gross sales during the nine-month period ended September 30, 2014, 0.7% in 2013, 1.3% in 2012 and 2.1 % in 2011 (exclusive of recall adjustments). The above changes in estimate adjustments were almost entirely due to lower actual returns experience regarding the Company’s authorized generic Adderall XR and fenofibrate products as disclosed on page 57 of the Company’s 2013 Annual Report on Form10-K, page 46 of the Company’s 2012 Annual Report on Form 10-K and page 30 of the Company’s 2011 annual Report on Form 10-K.

Quantify the amount of time it generally takes from when you recognize the revenues to when you issue chargeback and return credits.

These wholesalers typically carry four to eight weeks of the Company’s products on hand at any given time and the lag from their point of sale to the issuance by the Company of a chargeback credit is approximately four days. Therefore, the entire accrual to payment cycle is less than one quarter for chargebacks.

The return credit can take two to three years depending on the expiration of the related products, consistent with all pharmaceutical companies. As described above, this is, however, the smallest accrual of the Company’s gross to net adjustments and the Company has not had significant changes in our estimates.

After considering the adequacy of the disclosure in the Company’s Critical Accounting Policies and Use of Estimates, management has concluded that it will amend its disclosure in its Annual Report on Form 10-K regarding its ability to link any particular sales credit to exact sales transactions in its future quarterly and annual filings to include the foregoing analysis to the commentary, along the lines of the following:

“Global Product sales, net, and Impax Product Sales, net: Revenue from the sale of products is recognized when title and risk of loss of the product is transferred to the customer and the sales price is fixed and determinable. Provisions for discounts, early payments, rebates, sales returns and distributor chargebacks under terms customary in the industry are provided for in the same period the related sales are recorded. We record estimated reductions to revenue at the time of the initial sale and these estimates are based on the sales terms, historical experience and trend analysis.

Gross to Net Sales Accruals: We base our sales returns allowance on estimated on-hand inventories at our customers, measured end-customer demand as reported by third-party sources, actual returns history and other factors, such as the trend experience for lots where product is still being returned or inventory centralization and rationalization initiatives conducted by major pharmacy chains, as applicable. If the historical data we use to calculate these estimates do not properly reflect future returns, then a change in the allowance would be made in the period in which such a determination is made and revenues in that period could be materially affected. Under this methodology, we track actual returns by individual production lots. Returns on closed lots, that is, lots no longer eligible for return credits, are analyzed to determine historical returns experience. Returns on open lots, that is, lots still eligible for return credits, are monitored and compared with historical return trend rates. Any changes from the historical trend rates are considered in determining the current sales return allowance.

Sales discount accruals are based on payment terms extended to customers.

Government rebate accruals are based on estimated payments due to governmental agencies for purchases made by third parties under various governmental programs. U.S. Medicaid rebate accruals are generally based on historical payment data and estimates of future Medicaid beneficiary utilization applied to the Medicaid unit rebate formula established by the Center for Medicaid and Medicare Services. The Medicaid rebate percentage was increased and extended to Medicaid Managed Care Organizations in March 2010. The accrual of the rebates associated with Medicaid Managed Care Organizations is calculated based on actual billings received from the states. We adjust the rebate accruals as more information becomes available and to reflect actual claims experience. Effective January 1, 2011, manufacturers of pharmaceutical products are responsible for 50% of the patient’s cost of branded prescription drugs related to the Medicare Part D Coverage Gap. In order to estimate the cost to us of this coverage gap responsibility, we analyze the historical invoices. This expense is recognized throughout the year as costs are incurred.

Rebates or administrative fees are offered to certain customers, group purchasing organizations and pharmacy benefit managers, consistent with pharmaceutical industry practices. Settlement of rebates and fees may generally occur from one to 15 months from the date of sale. We provide a provision for rebates at the time of sale based on contracted rates and historical redemption rates. Assumptions used to establish the provision include level of customer inventories, contract sales mix and average contract pricing. We regularly review the information related to these estimates and adjust the provision accordingly.

Chargeback accruals are based on the differentials between product acquisition prices paid by wholesalers and lower contract pricing paid by eligible customers.

Distributor service fee accruals are based on contractual fees to be paid to the wholesale distributor for services provided. TRICARE is a health care program of the U.S. Department of Defense Military Health System that provides civilian health benefits for military personnel, military retirees and their dependents. TRICARE rebate accruals are included in chargeback accruals and are based on estimated Department of Defense eligible sales multiplied by the TRICARE rebate formula.

A significant majority of our gross to net accruals are the result of chargebacks and rebates, with the majority of those programs having an accrual to payment cycle of approximately three months. In addition to this relatively short accrual to payment cycle, we receive monthly information from the wholesalers regarding their sales of our products and actual on hand inventory levels of our products. The three large wholesalers account for approximately 97% of our chargebacks and approximately 80% of our indirect sales rebates. This enables us to execute accurate provisioning procedures. Consistent with the pharmaceutical industry, the accrual to payment cycle for returns is longer and can take several years depending on the expiration of the related products. However, returns represent the smallest gross to net adjustment. We have not experienced any significant changes in our estimates as it relates to its chargebacks, rebates or returns in each of the years in the three year period ending December 31, 2014.”

Notes to Consolidated Financial Statements

12. Alliance and Collaboration Agreements

Distribution, License, Development and Supply Agreement with Astrazeneca UK Limited, page F-41

2.	We acknowledge your response to comment 2. Please address the following:
●	Provide us with your analysis of risk and reward;
●	Explain why the transition payments from AstraZeneca was not akin to a royalty; and
●

Reconcile the fact that the value of the intangible asset was inversely related to its performance under your accounting. That is, explain why you attributed lesser value to the intangible asset as it generated higher gross profit, while the higher gross profit presumably indicated higher intangible asset value.

RESPONSE:

Provide us with your analysis of risk and reward;

The Company reiterates its response made in the December 2014 Response Letter regarding its review of the risk and reward that remained with AstraZeneca UK Limited (“AZ”) after the date of execution of the Distribution, License, Development and Supply Agreement dated as of January 31, 2012 (“the Agreement”) with AZ. In addition, the Company considered additional factors set forth below when it was determining the alternative accounting treatments of the transition payments from AZ:

●	The Agreement was effective retroactively for over a month before the execution of the Agreement. Therefore, the transition period profits included a period prior to the execution of the transaction;

●	The full purchase price was not paid at signing of the Agreement. The purchase price was paid as follows:
o	$25 million on or before March 31, 2012;
o	$30 million on or before June 30, 2012;
o	$35 million on or before September 30, 2012; and
o	$40 million on or before December 31, 2012.

●

The Company considered that if it recorded the transition payments as immediate revenue/royalty and the related larger intangible was recorded so that it would be amortized over the life of the related patent, a round trip transaction might be questioned.

The Company concluded that there was no revenue or earning process and the transition payments were best characterized as a reimbursement of the purchase price. The risk and rewards factors analyzed by the Company were detailed on pages 7 and 8 of the Company’s December 2014 Response Letter.

Explain why the transition payments from AstraZeneca was not akin to a royalty;

As described above, the Company’s management never felt it was appropriate to characterize the transition payments as royalty income since risk and rewards were not transferred and there was no earnings process to complete. The following table highlights the accounting for the three discrete assets acquired and the subsequent recognition as of December 31, 2012.

(Amounts in millions)

Transition payment receivable	$43.60

Prepaid royalty	41.3

Intangible assets	45.1

Liability to AZ	(130.0)

The transition payment receivable represented the fair value of the payments AZ was required to make to the Company representing 100% of the gross profit on sales of AZ-labeled Zomig® products during the specified transition period. The Company reduced the receivable as it received cash from AZ. This was accomplished as a debit to cash and a credit to the receivable.

The prepaid royalty represented the fair value of the royalty free period during 2012 after the conclusion of the transition period for which the Company did not have to pay product royalties to AZ. The Company was obligated to pay royalties to AZ on sales of Zomig® products beginning on January 1, 2013. The Company had net sales of $118.1 million during 2012. The asset was expensed as the net sales were recorded.

The intangible asset value was based upon the projected net profits of the Zomig® products after the transition period through their expected patent life. Two of the intangibles were completely amortized in May 2013 and the third will continue to amortize through June 2018. The Company has had in excess of $250 million in net sales and in excess of $150 million of gross profits (excluding amortization) derived from the Zomig® product sales for the period beginning after the conclusion of the transition period through September 30, 2014. The Company has periodically reviewed and continues to review the remaining intangible asset value for impairment.

The liability to AZ was reduced based upon the payment schedule described above.

Reconcile the fact that the value of the intangible asset was inversely related to its performance under your accounting. That is, explain why you attributed lesser value to the intangible asset as it generated higher gross profit, while the higher gross profit presumably indicated higher intangible asset value.

The Company does not believe it understated the value of the intangible asset. The Company believes the margins and related gross profit were consistent with the objectives of the transaction and were below the margins achieved by the previous owner reflecting the step up in value and related amortization and royalty payments.

The Company has reviewed its disclosure related to the AZ transaction in Note 12 – Alliance and Collaboration Agreements of the Company’s 2013 Annual Report on Form 10-K and suggests the following modified disclosure be included in its Annual Report on Form 10-K for the year ending December 31, 2014:

“Under the terms of the AZ Agreement, AstraZeneca was required to make payments to the Company representing 100% of the gross profit on sales of AstraZeneca-labeled Zomig® products during the specified transition period. The Company received transition payments from AstraZeneca aggregating $43,564,000 during 2012. The Company accounted for these payments as a reduction of the related receivable that was recorded in the initial purchase price allocation. The Company allocated $45,096,000 to an intangible asset, and the remaining $41,340,000 to prepaid royalty expense related to sales of Impax-labeled Zomig® products during 2012, with such royalty expense included in cost of revenues on the consolidated statement of operations. Beginning in January 2013, the Company was obligated to pay AstraZeneca tiered royalties on net sales of branded Zomig® products, depending on brand exclusivity and subject to customary reductions and other terms and conditions set forth in the AZ Agreement. The Company is also obligated to pay AstraZeneca royalties after a certain specified date based on gross profit from sales of authorized generic versions of the Zomig® products subject to certain terms and conditions set forth in the AZ Agreement. In May 2013, the Company’s exclusivity period for branded Zomig® tablets and orally disintegrating tablets expired and the Company launched authorized generic versions of those products in the United States.”

In submitting this response to the Comment Letter, the Company acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

●	The Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this letter is fully responsive to the Staff’s comments. However should you have any questions regarding our responses or require any additional information, please feel free to contact me at 215-558-4360.

Sincerely,

/s/ Bryan M. Reasons

Chief Financial Officer and Senior Vice President, Finance